

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

February 2, 2007

Mr. James Kerr
Executive Vice President and Chief Financial Officer
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, Ohio 44236

> **Re: Jo-Ann Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006**
> **and October 28, 2006**
> **Filed June 8, 2006, September 7, 2006 and December 7, 2006**
> **File No. 1-06695**

Dear Mr. Kerr:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

1.   It appears from your disclosures that management evaluates the financial performance of your two-store formats separately and that the results of the assessments are the basis for recent changes in the manner resources will be reallocated to your superstores from traditional stores. In this regard, we note your disclosure in the Overview section of MD&A on page 23 which indicates your plan to transition your store base by replacing your existing traditional stores with superstores. Please explain in more detail how your chief operating decision maker reviews the Company's financial results for purposes of making financial decisions about allocating resources and for purposes of assessing performance. Please confirm, if true, that you have considered the criteria in paragraph 17 of SFAS 131, including economic characteristics, and support your basis for aggregation into a single operating segment.

Liquidity and Capital Resources, page 31

Net Cash (Used For) Provided By Operating Activities, page 32

2.   We note your discussion of cash flows from operating activities, before changes in operating assets and liabilities. We advise you that Item 10(e) of Regulation S-K prohibits, with certain exceptions, the presentation of a non-GAAP liquidity measure that excludes charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner. Please revise to eliminate your use of this non-GAAP liquidity measure. This comment also applies to your Form 10-Q for the period ended October 28, 2006.

Controls and Procedures, page 71

3.   Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Also, please be advised that since your disclosure controls and procedures are designed only to provide reasonable assurance of achieving the desired objectives, the conclusions of your principal executive and financial officers should indicate that your disclosure controls and procedures are effective at the reasonable assurance level.

Exhibit 31.1 and Exhibit 31.2

4.   We note that paragraph 4(d) of your certifications refers to the "fourth fiscal quarter." Please provide the exact language included in Item 601(b)(31) of Regulation S-K and replace this phrase with "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)." This comment also applies to your Forms 10-Q for the periods ended April 29, 2006, July 29, 2006 and October 28, 2006 in which you exclude the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) of your certifications.

Form 10-Q for the Quarterly Period Ended October 28, 2006

Financial Statements

Consolidated Statements of Operations, page 2

5.   We note that you present cost of sales exclusive of depreciation and amortization. Please revise the description of the "Cost of sales" line item to comply with the requirements of SAB Topic 11:B.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 22

Net Cash Provided By (Used For) Operating Activities, page 22

6.   We note your disclosure that you are undergoing an Internal Revenue Service examination of your returns for the fiscal 2003 through 2005 tax years and that you anticipate a payment in the range of $14.0 million to $16.0 million, related to temporary differences and interest thereon. Please clarify the meaning of your disclosure that you believe adequate amounts have been reserved for any adjustments which may ultimately result from these examinations.

Controls and Procedures, page 26

7.   We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal

executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief